UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Amendment No. 3

Under the Securities Exchange Act of 1934

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.001
 (Title of Class of Securities)

919639104
(CUSIP Number)

Tony N. Frudakis
900 Cocoanut Avenue
Sarasota, FL 34231
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 919639104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tony N. Frudakis
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: USA
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 935,611

8. Shared Voting Power: 0

9. Sole Dispositive Power: 935,611

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 935,611
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 1.98%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): IN
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s sale of 600,000 shares of common stock, $.001 par value per share (the "Common Stock"), of Valley Forge Composite Technologies, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 50 E. River Center Boulevard, Suite 820, Covington, Kentucky 41011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Tony N. Frudakis (the "Reporting Person"). Mr. Frudakis is primarily employed on an uncompensated basis as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236. Mr. Frudakis is a U.S. citizen.

Until March, 13 2008, the Reporting Person was a shareholder of Coast To Coast Equity Group, Inc. (CTCEG).  CTCEG was equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis and is a warrant holder of the Issuer. On March 13, 2008, CTCEG's shareholders elected to distribute its assets, although to date the distribution has not been effected nor has a determination been made as to the number of warrants of the Issuer that will be distributed to Mr. Frudakis.  CTCEG holds 2,800,000 Class A warrants.  If Mr. Frudakis receives a pro rata distribution of warrants, he would receive 933,333 Class A warrants to purchase 933,333 shares of Common Stock.  Mr. Frudakis would then have beneficial ownership of a total of 1,868,944 shares, or 3.95% of the Issuer’s Common Stock.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 4, 2008 the Reporting Person sold 600,000 shares of Common Stock of the Issuer to a non-affiliate in a private transaction.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the sale was to enable the purchaser to acquire a stake in the Issuer at a price discounted to market price to incentivize the purchaser to advise the Issuer.  The sale was made in conjunction with a similar sale by Charles J. Scimeca.  Messrs. Frudakis and Scimeca may acquire additional equity securities of the Issuer from time to time although there is no present plan to do so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of March 31, 2008, the Issuer had 47,230,349 shares outstanding. Tony N. Frudakis directly owns 1.98% of the Issuer’s Common Stock following the sale, and may have a total beneficial interest of approximately 3.95% if Class A warrants are distributed to him on a pro rata basis.

(b) As of June 4, 2008, Tony N. Frudakis has the sole power to vote or direct the vote, and sole power dispose or direct the disposition, to 935,611 shares of Common Stock.  Mr. Frudakis may have the sole power to dispose or to direct the disposition of an additional 933,333 shares of Common Stock issuable upon the exercise of warrants that may he may beneficially own.

On August 22, 2007, CTCEG entered into a put agreement whereby the Issuer could sell to CTCEG Common Stock at $1.50 with a maximum credit line of $500,000. By January 10, 2008, the Issuer had exhausted the credit line. However, to date, the Issuer has not delivered the requisite 333,333 shares to CTCEG.

(c) The Reporting Person sold 600,000 shares of the Issuer’s common stock on June 4, 2008 at $0.0457 per share.

(d) See Item 6 below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CTCEG is due to receive additional shares of the Issuer’s Common Stock that may be distributed to the Reporting Person.  On August 11, 2006, the Issuer issued a convertible debenture to CTCEG in the amount of $42,000 in exchange for cash received. This debenture may be paid in cash or, upon mutual agreement of the parties, cash equivalents including but not limited to payment in the form of the Issuer’s common stock valued at $1.00 per share; or upon mutual agreement of the parties, CTCEG may apply amounts due toward the cash exercise of its remaining 2,800,000 Class A warrants. On August 22, 2007, CTCEG entered into a put agreement whereby the Issuer could sell to CTCEG Common Stock at $1.50 with a maximum credit line of $500,000. By January 10, 2008, the Issuer had exhausted the credit line. However, to date, the Issuer has not delivered the requisite 333,333 shares to CTCEG.

The Reporting Person may receive warrants from CTCEG. On March 13, 2008, CTCEG's shareholders elected to distribute its assets, although to date the distribution has not been effected nor has a determination been made as to the number of warrants of the Issuer that will be distributed to Mr. Frudakis.  CTCEG holds 2,800,000 Class A warrants.  If Mr. Frudakis receives a pro rata distribution of warrants, he would receive 933,333 Class A warrants to purchase 933,333 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2008	By:	/s/ Tony N. Frudakis
Tony N. Frudakis

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).